

Entity Profile Information

Viewed on November 20, 2024

NFA ID 0240934 MACQUARIE BANK LIMITED

Current Status Information

Branch ID	Status	Effective Date
	SWAP DEALER REGISTERED	08/15/2023
	NFA MEMBER APPROVED	04/26/2013
	EXEMPT FOREIGN FIRM APPROVED	07/16/1992
	NFA ID 0366355 **MACQUARIE FUTURES USA LLC**	
	PRINCIPAL APPROVED	05/22/2006

Status History Information

Status	Effective Date
SWAP DEALER REGISTERED	08/15/2023
NFA MEMBER APPROVED	04/26/2013
SWAP DEALER PROVISIONALLY REGISTERED	12/31/2012
NFA MEMBER PENDING	12/17/2012
SWAP DEALER PENDING	12/17/2012
EXEMPT FOREIGN FIRM APPROVED	07/16/1992

NFA ID 0357800 **ARGUS CAPITAL MANAGEMENT PTY LTD**

PRINCIPAL WITHDRAWN	02/04/2011
PRINCIPAL APPROVED	07/11/2005

NFA ID 0443104 **MACQUARIE ENERGY LLC**

PRINCIPAL WITHDRAWN	05/29/2021
PRINCIPAL APPROVED	04/26/2013
PRINCIPAL PENDING	12/15/2012

NFA ID 0349917 **MACQUARIE EUROPE LIMITED**

PRINCIPAL WITHDRAWN   11/14/2007

PRINCIPAL APPROVED   07/14/2006

NFA ID 0366355 **MACQUARIE FUTURES USA LLC**

PRINCIPAL APPROVED   05/22/2006

Outstanding Requirements

Annual Due Date: 5/1/2025

FIRM DISCIPLINARY INFORMATION IN REVIEW

Disciplined Employee Summary

Exempt Foreign Firm Information

NFA ID	Agent Name	Start Date	End Date
9999998	NATIONAL FUTURES ASSOCIATION	2/12/1992	

NFA ID	Regulator Name	Start Date	End Date
0316743	FINANCIAL CONDUCT AUTHORITY	12/15/1998	
0240800	AUSTRALIAN SECURITIES EXCHANGE LIMITED	7/16/1992	

NFA ID	Doing Business With	Start Date	End Date
0563825	PARTL VLADIMIR	5/24/2024	
0563700	FREQUENCY CONSULTING DOO	5/7/2024	
0559646	TFS AUSTRALIA PTY LIMITED	10/29/2023	
0558642	HVB MARKETS PTY LTD	9/21/2023	
0556746	ENERGY INVESTMENT PARTNERS	6/6/2023	
0511476	ARROW FUTURES UK LIMITED	1/25/2022	2/25/2022
0530063	ATLANTIC COBALT AG	4/27/2020	8/4/2023

0522759	THURLESTONE FINANCIAL LTD	1/14/2020	4/13/2022
0511476	ARROW FUTURES UK LIMITED	4/6/2018	1/17/2019
0477478	SALIX CAPITAL UK LIMITED	6/16/2014	6/20/2016
0459854	GFI AUSTRALIA PTY LIMITED	12/17/2013	8/28/2014
0318217	PVM OIL ASSOCIATES LTD	10/26/2012	12/5/2013
0431887	OTC EUROPE LLP	11/8/2011	10/1/2015
0411526	MAKO FINANCIAL MARKETS PARTNERSHIP LLP	9/10/2009	
0390351	MAPLE BROWN ABBOTT LIMITED	10/10/2007	
0385801	MACQUARIE FUTURES AND OPTIONS HONG KONG LIMITED	7/20/2007	3/29/2017

Exemption Category	Exemption Type
FUTURES COMMISSION MERCHANT	30.10



Business Information

Viewed on November 20, 2024
NFA ID 0240934 MACQUARIE BANK LIMITED

Name	**MACQUARIE BANK LIMITED**
Form of Organization	**CORPORATION**
Country	**AUSTRALIA**
Federal EIN	**980163788**

Business Address

Street Address 1	**1 ELIZABETH STREET**
City	**SYDNEY**
Province	**NSW**
Zip/Postal Code	**2000**
Country	**AUSTRALIA**
Phone Number	**61-2-8232-3333**
Fax Number	**Not provided**
Email	**Not provided**
Website/URL	**Not provided**
CRD/IARD ID	**Not provided**



Exempt Foreign Firm Contact Information

Viewed on November 20, 2024

NFA ID 0240934 MACQUARIE BANK LIMITED

Exempt Foreign Firm Contact Address

First Name	**ANDREW**
Last Name	**STEWART**
Street Address 1	**FUTURES DIVISION**
Street Address 2	**1 ELIZABETH STREET**
City	**SYDNEY**
Zip/Postal Code	**NSW 2000**
Country	**AUSTRALIA**
Phone	**612 8232 3088**
Fax	**612 8232 4412**
Email	**ANDREW.STEWART@MACQUARIE.COM**



Other Names

Not provided



Location of Business Records

Viewed on November 20, 2024

NFA ID 0240934 MACQUARIE BANK LIMITED

Street Address 1	**1 ELIZABETH STREET**
City	**SYDNEY**
Province	**NSW**
Zip/Postal Code	**2000**
Country	**AUSTRALIA**



U.S. Address for the Production of Business Records

Viewed on November 20, 2024

NFA ID 0240934 MACQUARIE BANK LIMITED

Office Of	**MACQUARIE BANK LIMITED REPRESENTATIVE OFFICE**
Street Address 1	**660 5TH AVE**
City	**NEW YORK**
State	**NEW YORK**
Zip/Postal Code	**10103**



Principal Information

Individual Information

NFA ID	**0518914**
Name	**BROADBENT, JILLIAN ROSEMARY**
TItle(s)	**DIRECTOR**
10% or More Interest	**No**
Status	**APPROVED**
Effective Date	**03-08-2019**

NFA ID	**0561683**
Name	**BYRES, WAYNE**
TItle(s)	**DIRECTOR**
10% or More Interest	**No**
Status	**APPROVED**
Effective Date	**02-23-2024**

NFA ID	**0441968**
Name	**BYRON, STEPHEN M**
TItle(s)	**CHIEF COMPLIANCE OFFICER**
10% or More Interest	**No**
Status	**APPROVED**
Effective Date	**11-20-2024**

NFA ID	**0451249**
Name	**COFFEY, PHILIP MATTHEW**
TItle(s)	**DIRECTOR**
10% or More Interest	**No**
Status	**APPROVED**
Effective Date	**03-08-2019**

NFA ID	**0541286**
Name	**GREEN, STUART**
TItle(s)	**CHIEF EXECUTIVE OFFICER**
10% or More Interest	**No**
Status	**APPROVED**
Effective Date	**09-28-2021**

NFA ID	**0511120**
Name	**HARVEY, ALEXANDER HARMS**
TItle(s)	**CHIEF FINANCIAL OFFICER**
10% or More Interest	**No**
Status	**APPROVED**
Effective Date	**02-23-2018**

NFA ID	**0547381**
Name	**HINCHLIFFE, MICHELLE ANNE**
TItle(s)	**DIRECTOR**
10% or More Interest	**No**
Status	**APPROVED**
Effective Date	**05-19-2022**

NFA ID	**0557810**
Name	**LLOYD HURWITZ, SUSAN**
TItle(s)	**DIRECTOR**
10% or More Interest	**No**
Status	**APPROVED**
Effective Date	**08-23-2023**

NFA ID	**0536543**
Name	**MCGRATH, REBECCA JOY**
TItle(s)	**DIRECTOR**
10% or More Interest	**No**
Status	**APPROVED**
Effective Date	**04-12-2021**

NFA ID	**0536581**
Name	**ROCHE, MICHAEL**
TItle(s)	**DIRECTOR**
10% or More Interest	**No**
Status	**APPROVED**
Effective Date	**04-07-2021**

NFA ID	**0452344**
Name	**SAINES, IAN MICHAEL**
TItle(s)	**DIRECTOR**
10% or More Interest	**No**
Status	**APPROVED**

Effective Date	**09-15-2022**
NFA ID	**0511090**
Name	**SORBARA, NICOLE GAI**
TItle(s)	**CHIEF OPERATING OFFICER**
10% or More Interest	**No**
Status	**APPROVED**
Effective Date	**02-23-2018**
NFA ID	**0510224**
Name	**STEVENS, GLENN ROBERT**
TItle(s)	**DIRECTOR**
10% or More Interest	**No**
Status	**APPROVED**
Effective Date	**02-05-2018**
NFA ID	**0559152**
Name	**WHITEING, DAVID JOHN KRAUSE**
TItle(s)	**DIRECTOR**
10% or More Interest	**No**
Status	**APPROVED**
Effective Date	**10-20-2023**
NFA ID	**0460609**
Name	**WIKRAMANAYAKE, SHEMARA**
TItle(s)	**DIRECTOR**
10% or More Interest	**No**
Status	**APPROVED**
Effective Date	**12-11-2018**
NFA ID	**0456278**
Name	**WRIGHT, SIMON LAWRENCE**
TItle(s)	**HEAD OF A BUSINESS UNIT, DIVISION OR FUNCTION**
10% or More Interest	**No**
Status	**APPROVED**
Effective Date	**04-19-2013**

Holding Company Information

NFA ID	**0453462**
Full Name	**MACQUARIE BH PTY LTD**
10% or More Interest	**Yes**
Status	**APPROVED**
Effective Date	**12-26-2012**

NFA ID	**0391842**
Full Name	**MACQUARIE GROUP LIMITED**
10% or More Interest	**Yes**
Status	**APPROVED**
Effective Date	**12-26-2012**



Principal Name and Financial Interest

Viewed on November 20, 2024

NFA ID 0240934 MACQUARIE BANK LIMITED



Non-U.S. Regulator Information

List of Non-U.S. Regulator(s) During The Past 5 Years

Country	Regulator Name
AUSTRALIA	AUSTRALIAN SECURITIES AND INVESTMENTS COMMISSION
UNITED KINGDOM	FINANCIAL CONDUCT AUTHORITY
HONG KONG	HONG KONG MONETARY AUTHORITY
AUSTRALIA	AUSTRALIAN PRUDENTIAL REGULATION AUTHORITY
SINGAPORE	MONETARY AUTHORITY OF SINGAPORE
REPUBLIC OF KOREA	FINANCIAL SERVICES COMMISSION/FINANCIAL SUPERVISORY SERVICE
UNITED ARAB EMIRATES	DUBAI FINANCIAL SERVICES AUTHORITY
AUSTRALIA	RESERVE BANK OF AUSTRALIA
UNITED KINGDOM	PRUDENTIAL REGULATION AUTHORITY (PRA)
CHINA	CHINA SECURITIES REGULATORY COMMISSION
INDIA	SECURITIES AND EXCHANGE BOARD OF INDIA
TAIWAN (CHINESE TAIPEI)	CENTRAL BANK OF THE REPUBLIC OF CHINA
THAILAND	SECURITIES AND EXCHANGE COMMISSION
SOUTH AFRICA	FINANCIAL SECTOR CONDUCT AUTHORITY
CHINA	PEOPLES BANK OF CHINA



Agent Information

NFA ID 0240934 MACQUARIE BANK LIMITED

Current Agent

Agent ID	Agent Name	Start Date
9999998	NATIONAL FUTURES ASSOCIATION	2/12/1992

Agent History

Agent ID	Agent Name	Start Date	End Date
No information available			



Doing Business With

Doing Business With - Current

NFA ID	Name	Start Date
No Information Available		

Doing Business With - History

NFA ID	Name	Start Date	End Date
No Information Available			



Disciplinary Information - Criminal Disclosures

Viewed on November 20, 2024

NFA ID 0240934 MACQUARIE BANK LIMITED

For additional assistance and information on completing this page, refer to the Instructions and Definition of Terms at the beginning of this document.

THE QUESTIONS ON THIS PAGE MUST BE ANSWERED "YES" EVEN IF:

- **<u>ADJUDICATION</u> OF GUILT WAS WITHHELD OR THERE WAS NO CONVICTION; OR**

- **THERE WAS A CONDITIONAL DISCHARGE OR POST-CONVICTION DISMISSAL AFTER SUCCESSFUL COMPLETION OF A SENTENCE; OR**

- **A STATE CERTIFICATE OF RELIEF FROM DISABILITIES OR SIMILAR DOCUMENT WAS ISSUED RELIEVING THE HOLDER OF FORFEITURES, DISABILITIES OR BARS RESULTING FROM A CONVICTION; OR**

- **THE RECORD WAS EXPUNGED OR SEALED; OR**

- **A PARDON WAS GRANTED.**

THE QUESTIONS MAY BE ANSWERED "NO" IF THE CASE WAS DECIDED IN A JUVENILE COURT OR UNDER A YOUTH OFFENDER LAW.

For each matter that requires a "Yes" answer to Questions A, B or C below, a Criminal Disclosure Matter Page (DMP) must be filed using NFA's DMP Filing System that requests:

- who was involved;

- when it occurred;

- what the allegations were;

- what the final determination was, if any; and

- the date of the determination.

In addition, documents must be provided for each matter requiring a "Yes" answer that show:

- the <u>charges</u>;

- the classification of the offense, i.e., <u>felony</u> or <u>misdemeanor</u>;

- the plea, sentencing and probation information, as applicable;

- the final disposition; and

- a summary of the circumstances surrounding the criminal matter.

The documents may be provided electronically using the upload function in the DMP Filing System or sending them to NFA (See Instructions).

Question A

Has the firm ever pled guilty or nolo contendere ("no contest") to or been convicted or found guilty of any felony in any U.S., non-U.S. or military court?

No

Question B

Has the firm ever pled guilty to or been convicted or found guilty of any <u>misdemeanor</u> in any U.S., non-U.S. or military court which involves:

- embezzlement, theft, extortion, fraud, fraudulent conversion, forgery, counterfeiting, false pretenses, bribery, gambling, racketeering, or misappropriation of funds, securities or property; or
- violation of <u>sections 7203, 7204, 7205 or 7207 of the Internal Revenue Code of 1986</u>; or
- violation of <u>sections 152, 1341, 1342 or 1343 or chapters 25, 47, 95 or 96 of the U.S. Criminal Code</u>; or
- any transaction in or advice concerning futures, options, leverage transactions or securities?

No

Question C

Is there a <u>charge</u> pending, the resolution of which could result in a "Yes" answer to the above questions?

No



Disciplinary Information - Regulatory Disclosures

For additional assistance and information on completing this page, refer to the Instructions and Definition of Terms at the beginning of this document.

For each matter that requires a "Yes" answer to Questions D, E, F, G, H or I below, a Regulatory DMP must be filed using NFA's DMP Filing System that requests:

- who was involved;

- when it occurred;

- what the allegations were;

- what the final determination was, if any;

- the date of the determination; and
- a summary of the circumstances surrounding the regulatory matter.

In addition, documents must be provided for each matter requiring a "Yes" answer that show:

- the allegations; and

- the final disposition.

The documents may be provided electronically using the upload function in the DMP Filing System or sending them to NFA (See Instructions).

Question D

In any case brought by a U.S. or non-U.S. governmental body (other than the CFTC), has a court ever permanently or temporarily <u>enjoined</u> the firm after a hearing or default or as the result of a settlement, consent decree or other agreement, from engaging in or continuing any activity involving:

- any transaction in or advice concerning futures, options, leverage transactions or securities; or
- embezzlement, theft, extortion, fraud, fraudulent conversion, forgery, counterfeiting, false pretenses, bribery, gambling, racketeering or misappropriation of funds, securities or property?

No

Question E

In any case brought by a U.S. or non-U.S. governmental body (other than the CFTC), has the firm ever been <u>found</u>, after a hearing or default or as the result of a settlement, consent decree or other agreement, to:

- have violated any provision of any <u>investment-related statute</u> or regulation thereunder; or
- have violated any statute, rule, regulation or order which involves embezzlement, theft, extortion, fraud, fraudulent conversion, forgery, counterfeiting, false pretenses, bribery, gambling, racketeering or misappropriation of funds, securities or property; or
- have willfully aided, abetted, counseled, commanded, induced or procured such violation by any other <u>person</u>; or
- have failed to supervise another <u>person</u>'s activities under any <u>investment-related statute</u> or regulation thereunder?

Yes

Question F

Has the firm ever been debarred by any agency of the U.S. from contracting with the U.S.?

No

Question G

Has the firm ever been the subject of any order issued by or a party to any agreement with a U.S. or non-U.S. regulatory authority (other than the CFTC), including but not limited to a licensing authority, or self-regulatory organization (other than NFA or a U.S. futures exchange) that prevented or restricted the firm's ability to engage in any business in the financial services industry?

No

Question H

Are any of the orders or other agreements described in Question G currently in effect against the firm?

No

Question I

Is the firm a party to any action, the resolution of which could result in a "Yes" answer to the above questions?

No



Disciplinary Information - Financial Disclosures

For additional assistance and information on completing this page, refer to the Instructions and Definition of Terms at the beginning of this document.

For each matter that requires a "Yes" answer to Question J below, a Financial DMP must be filed using NFA's DMP Filing System that requests:

- who was involved;

- when it occurred;

- what the allegations were;

- what the final determination was, if any;

- the date of the determination; and
- a summary of the circumstances surrounding the financial matter.

In addition, documents must be provided for each matter requiring a "Yes" answer that show:

- the allegations; and

- the final disposition.

The documents may be provided electronically using the upload function in the DMP Filing System or sending them to NFA (See Instructions).

Question J

Has the firm ever been the subject of an adversary action brought by a U.S. bankruptcy trustee?
No



Registration Contact Information

NFA ID 0240934 MACQUARIE BANK LIMITED

First Name	**JEREMY**
Last Name	**CHAPLIN**
Title	**SENIOR REGISTRATIONS MANAGER**
Street Address 1	**1301 RIVERPLACE BLVD**
City	**JACKSONVILLE**
State (United States only)	**FLORIDA**
Zip/Postal Code	**32207**
Country	**UNITED STATES**
Phone	**904-571-5952**
Email	**RMGREGISTRATION@MACQUARIE.COM**



Enforcement/Compliance Communication Contact Information

First Name	**STEPHEN**
Last Name	**BYRON**
Title	**CHIEF COMPLIANCE OFFICER**
Street Address 1	**660 5TH AVE**
City	**NEW YORK**
State (United States only)	**NEW YORK**
Zip/Postal Code	**10103**
Country	**UNITED STATES**
Phone	**212-231-1340**
Email	**STEPHEN.BYRON@MACQUARIE.COM**

First Name	**NICOLE**
Last Name	**SPAUR**
Title	**MANAGING DIRECTOR**
Street Address 1	**ONE ALLEN CENTER 500 DALLAS STREET**
City	**HOUSTON**
State (United States only)	**TEXAS**
Zip/Postal Code	**77002**
Country	**UNITED STATES**
Phone	**731-275-8926**
Email	**NICOLE.SPAUR@MACQUARIE.COM**



Membership Information

NFA ID 0240934 MACQUARIE BANK LIMITED

Indicate the category in which the Member intends to vote on NFA membership matters. **SWAP DEALER**

U.S. Regulator Information

Is the firm currently regulated by any of the regulators listed below? **Yes**

THE SECURITIES AND EXCHANGE COMMISSION
THE BOARD OF GOVERNORS OF THE FEDERAL RESERVE SYSTEM



Membership Contact Information

Membership Contact

First Name	**NICOLE**
Last Name	**SPAUR**
Street Address 1	**ONE ALLEN CENTER, 500 DALLAS**
Street Address 2	**LEVEL 31**
City	**HOUSTON**
State (United States only)	**TEXAS**
Zip/Postal Code	**77002**
Country	**UNITED STATES**
Phone	**713-275-8926**
Fax	**713-275-8978**
Email	**NICOLE.SPAUR@MACQUARIE.COM**

Accounting Contact

First Name	**MARWA**
Last Name	**EL-ATRIBI**
Street Address 1	**660 5TH AVE**
City	**NEW YORK**
State (United States only)	**NEW YORK**
Zip/Postal Code	**10103**
Country	**UNITED STATES**
Phone	**212-231-1578**
Fax	**212-231-1598**
Email	**MARWA.EL-ATRIBI@MACQUARIE.COM**

Arbitration Contact

First Name	**NICOLE**
Last Name	**SPAUR**
Street Address 1	**ONE ALLEN CENTER, 500 DALLAS**
Street Address 2	**LEVEL 31**
City	**HOUSTON**
State (United States only)	**TEXAS**
Zip/Postal Code	**77002**
Country	**UNITED STATES**
Phone	**713-275-8926**
Fax	**713-275-8978**
Email	**NICOLE.SPAUR@MACQUARIE.COM**

Compliance Contact

First Name	**NICOLE**
Last Name	**SPAUR**
Street Address 1	**ONE ALLEN CENTER, 5 DALLAS**
Street Address 2	**LEVEL 31**
City	**HOUSTON**
State (United States only)	**TEXAS**
Zip/Postal Code	**77002**
Country	**UNITED STATES**
Phone	**713-275-8926**
Fax	**713-275-8978**
Email	**NICOLE.SPAUR@MACQUARIE.COM**

Chief Compliance Officer Contact

First Name	**STEPHEN**
Last Name	**BYRON**
Street Address 1	**660 5TH AVE**
City	**NEW YORK**
State (United States only)	**NEW YORK**
Zip/Postal Code	**10103**
Country	**UNITED STATES**
Phone	**212-231-1340**
Email	**STEPHEN.BYRON@MACQUARIE.COM**

Disciplinary Information - Criminal Disclosure Matter Summary

NFA ID   0240934   🔍   MACQUARIE BANK LIMITED

To add a Disclosure Matter Page (DMP), click the Add DMP button.

For additional assistance, contact NFA at (800) 621-3570 or (312) 781-1410. You may also send an email to registration@nfa.futures.org.

➕ Add DMP

❓ **Archived Criminal Disclosure Matter Summary**   ︿

There are currently no archived DMPs.



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Disciplinary Information - Regulatory Disclosure Matter Summary

NFA ID   0240934   🔍   MACQUARIE BANK LIMITED

To add a Disclosure Matter Page (DMP), click the Add DMP button. To view or update a current DMP, click the link in the Date DMP Filed column. To delete an "In Process" DMP, click the Delete button in the Action column.

To view the historical versions of DMPs, click the link in the Prior Filing(s) column if applicable.

For additional assistance, contact NFA at (800) 621-3570 or (312) 781-1410. You may also send an email to registration@nfa.futures.org.

➕ Add DMP

Current Regulatory Disclosure Matter Summary (22 DMPs)

100   entries per page

Search:

Question(s)	DMP Number	Date DMP Filed	Matter Name	Case Status	Date	Prior Filing(s)	Action
E	20919	06/05/2025	AUSTRALIAN SECURITIES & INVESTMENTS COMMISSION (ASIC) N/A	FINAL	5/2025	05/13/2025	
E	20631	02/07/2025	KOREA FINANCIAL SUPERVISORY SERVICE (FSS) N/A	FINAL	1/2025		
E	20319	09/27/2024	AUSTRALIAN SECURITIES AND INVESTMENTS COMMISSION MDP 1213/23	FINAL	8/2024		

Question(s)	DMP Number	Date DMP Filed	Matter Name	Case Status	Date	Prior Filing(s)	Action
E	18181	05/06/2024	AUSTRALIAN SECURITIES AND INVESTMENTS COMMISSION (ASIC) 22-078MR	FINAL	4/2024	04/19/2022	
E	19232	12/06/2023	KOREA FINANCIAL SUPERVISORY SERVICE N/A	FINAL	11/2023	09/06/2023	
E	19114	09/06/2023	KOREA FINANCIAL SUPERVISORY SERVICE N/A	FINAL	8/2023	07/25/2023	
E	17843	10/21/2021	AUSTRALIAN COMPETITION AND CONSUMER COMMISSION MR 238/16	FINAL	12/2016		
	14687	05/28/2013	ASIC V. STORM FINANCIAL LTD (IN LIQUIDATION), ET AL.				
	14686	12/17/2012	AUSTRALIAN SECURITIES EXCHANGE - WARRANT CLIENT AGREEMENT 2006				
	14690	12/17/2012	AUSTRALIAN STOCK EXCHANGE - TRADING VIOLATION 2010				
	14689	12/17/2012	FAIR TRADE COMMISSION OF SOUTH KOREA - REGULATORY FILINGS 2004				
	14692	12/17/2012	FAIR TRADE COMMISSION OF SOUTH KOREA - REGULATORY FILINGS 2004				
	14697	12/17/2012	SYDNEY FUTURES COMMISSION - ORDER DETAILS 1999				
	14691	12/17/2012	SYDNEY FUTURES COMMISSION - BUSINESS PROCEDURES 1997				
	14695	12/17/2012	SYDNEY FUTURES COMMISSION - CLIENT REPORTING 2001				
	14696	12/17/2012	SYDNEY FUTURES COMMISSION - IDENTIFIER CLIENT 2002				
	14688	12/17/2012	SYDNEY FUTURES COMMISSION - ORDER EXECUTION 2003				
	14694	12/17/2012	SYDNEY FUTURES COMMISSION - RECORDING CALLS 2001				
	14693	12/17/2012	SYDNEY FUTURES COMMISSION - TRANSACTION DISCREPANCIES 2005				
	14698	12/17/2012	SYDNEY FUTURES EXCHANGE - ASX OPERATING RULES 2008				
	14700	12/17/2012	SYDNEY FUTURES EXCHANGE - POST ALLOCATION PROHIBITIONS 2007				
	14699	12/17/2012	SYDNEY FUTURES EXCHANGE - TRADE ALLOCATION 2008				

❓ **Archived Regulatory Disclosure Matter Summary (1 DMP)** ⌃

100 entries per page

Search: [ ]

Question(s)	DMP Number	Date DMP Filed	Matter Name	Case Status	Date	Prior Filing(s)	Action
E	20485	12/11/2024	FINANCIAL CONDUCT AUTHORITY (FCA) N/A	FINAL	11/2024		





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Disciplinary Information - Firm Regulatory Disclosure Matter Page

NFA ID 0240934 - MACQUARIE BANK LIMITED

All the DMP section data has been loaded.

Please file a separate Disclosure Matter Page (DMP) for each regulatory action. A regulatory action may be reportable under more than one regulatory disclosure question. If the same conduct/event resulted in more than one regulatory action, provide details for each action on a separate DMP.

Amend

Back to Summary

Disclosure Questions

Completing this section does not update answer(s) to the Regulatory Disclosure question(s). To update the Regulatory Disclosure questions, click the appropriate link on the Update/Withdraw Registration Information Menu.

Check the question(s) you are disclosing the regulatory action under: Show Questions

☐ D ☑ E ☐ F ☐ G ☐ H ☐ I

Regulatory Case Information

REGULATORY INFORMATION

Regulatory/Civil Action initiated by:
NON-U.S. REGULATOR Name of Regulatory Body: AUSTRALIAN SECURITIES & INVESTMENTS COMMISSION (ASIC)

CASE INFORMATION

Case Number: N/A
Case Status: FINAL
Date Resolved:MAY 2025

Were any of the following sanctions imposed?:
RESTRICTIONS/CONDITIONS

Comments

Use this field to provide a summary of the circumstances surrounding the action and/or additional sanction information.

License conditions require MBL to
i) provide a clear plan and road map for completing its remediation activities;
ii) appoint an independent expert to holistically
review and report on the adequacy of MBL's collective remediation activities to adequately address the failures and their root causes; and
iii) following implementation, assess the operational effectiveness of MBL's controls and supervisory arrangements in addressing the failures and their root causes

MBL acknowledges the license conditions imposed on its AFS license. MBL takes its role as a licensed entity extremely seriously, including the importance of ensuring the integrity of the markets in which it operates and learning from instances where compliance has been inadequate. In addition to working constructively with ASIC on these remediation activities, MBL continues to invest in a broader range of existing programs to strengthen its systems, controls and supervisory arrangements.

Supporting Documentation

You must provide NFA with supporting documentation if not previously submitted. This includes but is not limited to the complaint, settlement offer and final order/judgment.

To upload supporting documentation, click the 'Add Document' button. Only .pdf, .doc, .docx, and .txt document types are allowed. In lieu of attaching supporting documentation, you may email the supporting documentation to registration@nfa.futures.org, fax it to 312-559-3411, or mail it to NFA Registration Department, 320 South Canal, Suite 2400, Chicago, Illinois 60606. If submitting documents by mail, email or fax, please include the name and NFA ID of the firm with the submission.

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NFA ID 0240934 - MACQUARIE BANK LIMITED

Please file a separate Disclosure Matter Page (DMP) for each regulatory action. A regulatory action may be reportable under more than one regulatory disclosure question. If the same conduct/event resulted in more than one regulatory action, provide details for each action on a separate DMP.

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Disclosure Questions

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Regulatory Case Information

REGULATORY INFORMATION

Regulatory/Civil Action initiated by:
NON-U.S. REGULATOR Name of Regulatory Body: KOREA FINANCIAL SUPERVISORY SERVICE (FSS)

CASE INFORMATION

Case Number: N/A
Case Status: FINAL

Date Resolved:JANUARY 2025

Were any of the following sanctions imposed?:
Other: FINE

Comments

Use this field to provide a summary of the circumstances surrounding the action and/or additional sanction information.

The FSS issued a preliminary notice of a fine to Macquarie Bank Limited (MBL) over 2 instances of naked short selling violations in 2022 and 2023 respectively.

In accordance with the terms of the settlement, Macquarie agreed to pay a monetary penalty of KRW 132.6 million (approx. AUD 146,000)

Supporting Documentation

You must provide NFA with supporting documentation if not previously submitted. This includes but is not limited to the complaint, settlement offer and final order/judgment.

To upload supporting documentation, click the 'Add Document' button. Only .pdf, .doc, .docx, and .txt document types are allowed. In lieu of attaching supporting documentation, you may email the supporting documentation to registration@nfa.futures.org, fax it to 312-559-3411, or mail it to NFA Registration Department, 320 South Canal, Suite 2400, Chicago, Illinois 60606. If submitting documents by mail, email or fax, please include the name and NFA ID of the firm with the submission.

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NFA ID 0240934 - MACQUARIE BANK LIMITED

Please file a separate Disclosure Matter Page (DMP) for each regulatory action. A regulatory action may be reportable under more than one regulatory disclosure question. If the same conduct/event resulted in more than one regulatory action, provide details for each action on a separate DMP.

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Disclosure Questions

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Regulatory Case Information

REGULATORY INFORMATION

Regulatory/Civil Action initiated by:
NON-U.S. REGULATOR Name of Regulatory Body: FINANCIAL CONDUCT AUTHORITY (FCA)

CASE INFORMATION

Case Number: N/A
Case Status: FINAL
Date Resolved:NOVEMBER 2024
Were any of the following sanctions imposed?:
Other: CIVIL AND ADMINISTRATIVE PENALTY/FINE

Comments

Use this field to provide a summary of the circumstances surrounding the action and/or additional sanction information.

The FCA imposed on Macquarie Bank Limited, London Branch a financial penalty of £13,717,300 pursuant to section 206 of the Financial Services and Markets Act 2000 for breaches of Principle 3 of the Authority's Principles for Businesses.

Supporting Documentation

You must provide NFA with supporting documentation if not previously submitted. This includes but is not limited to the complaint, settlement offer and final order/judgment.

To upload supporting documentation, click the 'Add Document' button. Only .pdf, .doc, .docx, and .txt document types are allowed. In lieu of attaching supporting documentation, you may email the supporting documentation to registration@nfa.futures.org, fax it to 312-559-3411, or mail it to NFA Registration Department, 320 South Canal, Suite 2400, Chicago, Illinois 60606. If submitting documents by mail, email or fax, please include the name and NFA ID of the firm with the submission.

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Disciplinary Information - Firm Regulatory Disclosure Matter Page

NFA ID 0240934 - MACQUARIE BANK LIMITED

Please file a separate Disclosure Matter Page (DMP) for each regulatory action. A regulatory action may be reportable under more than one regulatory disclosure question. If the same conduct/event resulted in more than one regulatory action, provide details for each action on a separate DMP.

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Disclosure Questions

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Regulatory Case Information

REGULATORY INFORMATION

Regulatory/Civil Action initiated by:
NON-U.S. REGULATOR Name of Regulatory Body: AUSTRALIAN SECURITIES AND INVESTMENTS COMMISSION

CASE INFORMATION

Case Number: MDP 1213/23
Case Status: FINAL
Date Resolved:AUGUST 2024

❓ Were any of the following sanctions imposed?:

Other: FINE

Comments

Use this field to provide a summary of the circumstances surrounding the action and/or additional sanction information.

Following an ASIC investigation, the Markets Disciplinary Panel (MDP) has fined Macquarie Bank Limited (Macquarie) $4.995 million for failing to prevent suspicious orders being placed on the electricity futures market.

Supporting Documentation

You must provide NFA with supporting documentation if not previously submitted. This includes but is not limited to the complaint, settlement offer and final order/judgment.

To upload supporting documentation, click the 'Add Document' button. Only .pdf, .doc, .docx, and .txt document types are allowed. In lieu of attaching supporting documentation, you may email the supporting documentation to registration@nfa.futures.org, fax it to 312-559-3411, or mail it to NFA Registration Department, 320 South Canal, Suite 2400, Chicago, Illinois 60606. If submitting documents by mail, email or fax, please include the name and NFA ID of the firm with the submission.

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Disciplinary Information - Firm Regulatory Disclosure Matter Page

NFA ID 0240934 - MACQUARIE BANK LIMITED

Please file a separate Disclosure Matter Page (DMP) for each regulatory action. A regulatory action may be reportable under more than one regulatory disclosure question. If the same conduct/event resulted in more than one regulatory action, provide details for each action on a separate DMP.

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Disclosure Questions

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Regulatory Case Information

REGULATORY INFORMATION

❓ Regulatory/Civil Action initiated by:
NON-U.S. REGULATOR   Name of Regulatory Body: AUSTRALIAN SECURITIES AND INVESTMENTS COMMISSION (ASIC)

CASE INFORMATION

❓ Case Number: 22-078MR
❓ Case Status: FINAL
❓ Date Resolved:APRIL 2024
❓ Were any of the following sanctions imposed?:
Other: PENALTY

Comments

Use this field to provide a summary of the circumstances surrounding the action and/or additional sanction information.

On 19 April 2024, the Federal Court of Australia approved Macquarie Bank Limited (Macquarie) and ASIC's proposed resolution of ASIC's case regarding the third party fee authority on Macquarie's cash management account (CMA), a deposit bank account. Macquarie Bank Ltd agreed to pay a penalty of AUD 10 million (USD 6,415,998).
ASIC's case commenced in April 2022. The case arose in relation to an independent financial adviser who misappropriated client funds through Macquarie's CMA between 2016 and 2019. The financial adviser, who was not a Macquarie employee, pleaded guilty to fraud and was convicted in 2021. Following his failure to compensate the clients for their losses, Macquarie took the decision to fully reimburse the 13 clients.
Macquarie acknowledges that it had contravened a statutory obligation in connection with the controls to monitor bulk transactions made under third party fee authorities on the CMA. In 2020, Macquarie introduced new controls and processes for third party fee authorities on the CMA to address the issue.

Supporting Documentation

You must provide NFA with supporting documentation if not previously submitted. This includes but is not limited to the complaint, settlement offer and final order/judgment.

To upload supporting documentation, click the 'Add Document' button. Only .pdf, .doc, .docx, .txt, and .tif document types are allowed. In lieu of attaching supporting documentation, you may email the supporting documentation to registration@nfa.futures.org, fax it to 312-559-3411, or mail it to NFA Registration Department, 320 South Canal, Suite 2400, Chicago, Illinois 60606. If submitting documents by mail, email or fax, please include the name and NFA ID of the firm with the submission.

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Description	Uploaded File
CONCISE STATEMENT	22078mr20220404asicvmacquarieconcisestatement.pdf
ORIGINATING PROCESS	22078mr20220404asicvmacquarieoriginatingprocess.pdf

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Disciplinary Information - Firm Regulatory Disclosure Matter Page

NFA ID 0240934 - MACQUARIE BANK LIMITED

Please file a separate Disclosure Matter Page (DMP) for each regulatory action. A regulatory action may be reportable under more than one regulatory disclosure question. If the same conduct/event resulted in more than one regulatory action, provide details for each action on a separate DMP.

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Disclosure Questions

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Regulatory Case Information

REGULATORY INFORMATION

❓ Regulatory/Civil Action initiated by:
NON-U.S. REGULATOR   Name of Regulatory Body: KOREA FINANCIAL SUPERVISORY SERVICE

CASE INFORMATION

❓ Case Number: N/A
❓ Case Status: FINAL
❓ Date Resolved:NOVEMBER 2023
❓ Were any of the following sanctions imposed?:
Other: CIVIL AND ADMINISTRATIVE PENALT(IES)/FINE(S)

Comments

Use this field to provide a summary of the circumstances surrounding the action and/or additional sanction information.

The FSS issued a preliminary notice of a fine to MBL for violation of reporting on short net positions for one stock over a period of 4 days in March 2023 under the Financial Investment Services and Capital Markets Act. MBL submitted its written response to the FSS on 16 August 2023 and awaits final resolution.

In accordance with the terms of settlement, in which Macquarie neither admitted nor denied the alleged rule violations, Macquarie agreed to pay a monetary penalty of $5,728.24.

Supporting Documentation

You must provide NFA with supporting documentation if not previously submitted. This includes but is not limited to the complaint, settlement offer and final order/judgment.

To upload supporting documentation, click the 'Add Document' button. Only .pdf, .doc, .docx, .txt, and .tif document types are allowed. In lieu of attaching supporting documentation, you may email the supporting documentation to registration@nfa.futures.org, fax it to 312-559-3411, or mail it to NFA Registration Department, 320 South Canal, Suite 2400, Chicago, Illinois 60606. If submitting documents by mail, email or fax, please include the name and NFA ID of the firm with the submission.

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Disciplinary Information - Firm Regulatory Disclosure Matter Page

NFA ID 0240934 - MACQUARIE BANK LIMITED

Please file a separate Disclosure Matter Page (DMP) for each regulatory action. A regulatory action may be reportable under more than one regulatory disclosure question. If the same conduct/event resulted in more than one regulatory action, provide details for each action on a separate DMP.

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Disclosure Questions

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Regulatory Case Information

REGULATORY INFORMATION

❓ Regulatory/Civil Action initiated by:

NON-U.S. REGULATOR   Name of Regulatory Body: KOREA FINANCIAL SUPERVISORY SERVICE

CASE INFORMATION

❓ Case Number: N/A

❓ Case Status: FINAL

❓ Date Resolved:AUGUST 2023

❓ Were any of the following sanctions imposed?:

Other: FINE

Comments

Use this field to provide a summary of the circumstances surrounding the action and/or additional sanction information.

The FSS issued a preliminary notice of a fine to MBL for violation of reporting on short net positions in the Financial Investment Services and Capital Markets Act. The notice alleged MBL delayed short position reporting and disclosure in three instances occurring in 2018 and 2019. MBL submitted its written response to the FSS on 20 June 2023.

In response to MBL's written response, the FSS proposed a fine in the amount 43.2 Million KRW, which MBL paid on 7 August 2023. No sanctions imposed.

Supporting Documentation

You must provide NFA with supporting documentation if not previously submitted. This includes but is not limited to the complaint, settlement offer and final order/judgment.

To upload supporting documentation, click the 'Add Document' button. Only .pdf, .doc, .docx, .txt, and .tif document types are allowed. In lieu of attaching supporting documentation, you may email the supporting documentation to registration@nfa.futures.org, fax it to 312-559-3411, or mail it to NFA Registration Department, 320 South Canal, Suite 2400, Chicago, Illinois 60606. If submitting documents by mail, email or fax, please include the name and NFA ID of the firm with the submission.

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Disciplinary Information - Firm Regulatory Disclosure Matter Page

NFA ID 0240934 - MACQUARIE BANK LIMITED

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Please file a separate Disclosure Matter Page (DMP) for each regulatory action. A regulatory action may be reportable under more than one regulatory disclosure question. If the same conduct/event resulted in more than one regulatory action, provide details for each action on a separate DMP.

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Disclosure Questions

Completing this section does not update answer(s) to the Regulatory Disclosure question(s). To update the Regulatory Disclosure questions, click the appropriate link on the Update/Withdraw Registration Information Menu.

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Regulatory Case Information

REGULATORY INFORMATION

❓ Regulatory/Civil Action initiated by:
NON-U.S. REGULATOR   Name of Regulatory Body: AUSTRALIAN COMPETITION AND CONSUMER COMMISSION

CASE INFORMATION

❓ Case Number: MR 238/16
❓ Case Status: FINAL
❓ Date Resolved: DECEMBER 2016
❓ Were any of the following sanctions imposed?:
Other: PENALTY IMPOSED

Comments

Use this field to provide a summary of the circumstances surrounding the action and/or additional sanction information.

On 14 December 2016, the Australian Federal Court imposed a AUD$6 million penalty on Macquarie Bank Limited ("MBL") in respect of its admission that it engaged in eight instances of attempted cartel conduct in contravention of the Competition and Consumer Act 2010. The Australian Competition and Consumer Commission ("ACCC") alleged that on various dates in 2011, MBL sought to influence the ABS MYR Fixing Rated published on that day, and this attempted to contravene the cartel provisions of the Competition and Consumer Act 2010. Macquarie was not a submitting bank, however, it often initiated discussion between traders.

Supporting Documentation

You must provide NFA with supporting documentation if not previously submitted. This includes but is not limited to the complaint, settlement offer and final order/judgment.

To upload supporting documentation, click the 'Add Document' button. Only .pdf, .doc, .docx, .txt, and .tif document types are allowed. In lieu of attaching supporting documentation, you may email the supporting documentation to registration@nfa.futures.org, fax it to 312-559-3411, or mail it to NFA Registration Department, 320 South Canal, Suite 2400, Chicago, Illinois 60606. If submitting documents by mail, email or fax, please include the name and NFA ID of the firm with the submission.

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Description	Uploaded File
MACQUARIE BANK LIMITED - ACCC ALLEGATIONS PRESS RELEASE 11.25.2016	ACCC Allegations Press Release.pdf
MACQUARIE BANK LIMITED - ACCC FINAL DISPOSITION PRESS RELEASE 12.14.2016	ACCC Final Disposition Press Release.pdf

Disciplinary Information - Firm Regulatory Disclosure Matter Page

NFA ID 0240934 - MACQUARIE BANK LIMITED

Please file a separate Disclosure Matter Page (DMP) for each regulatory action. A regulatory action may be reportable under more than one regulatory disclosure question. If the same conduct/event resulted in more than one regulatory action, provide details for each action on a separate DMP.

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Disclosure Questions

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Regulatory Case Information

REGULATORY INFORMATION
- ❓ Regulatory/Civil Action initiated by:
  - Name of Regulatory Body:

CASE INFORMATION
- ❓ Case Number:
- ❓ Case Status:
- ❓ Were any of the following sanctions imposed?:

Comments

Use this field to provide a summary of the circumstances surrounding the action and/or additional sanction information.

THE PROCEEDING (ASIC V. STORM FINANCIAL LTD [IN LIQUIDATION], COMMONWEALTH BANK OF AUSTRALIA, BANK OF QUEENSLAND, AND MACQUARIE BANK LTD.) WAS COMMENCED IN THE FEDERAL COURT OF AUSTRALIA, BRISBANE REGISTRY, PROCEEDING NUMBER QUD 577 OF 2010. THE PROCEEDING WAS COMMENCED IN DECEMBER 2010. IN THE PROCEEDING, ASIC SOUGHT A DECLARATION, AND AN INJUNCTION, THAT STORM WAS OPERATING AN UNREGISTERED MANAGED INVESTMENT SCHEME, IN BREACH OF SECTION 601ED OF THE COPORATIONS ACT. ASIC ALLEGES THAT THIS OCCURRED FROM SOME TIME IN 2000/2001 UNTIL FEBRUARY 2009. ASIC FURTHER SOUGHT SIMILAR ORDERS THAT THE THREE BANKS WERE KNOWINGLY INVOLVED, AS THOSE WORDS ARE UNDERSTOOD IN SECTION 79 OF THE ACT, IN STORMS'S OPERATION OF AN UNREGISTERED MANAGED INVESTMENT SCHEME.

THE HEARING OF THE PROCEEDING COMMENCED IN MID SEPTEMBER 2012. THE BUSINESS DAY BEFORE THE HEARING WAS DUE TO COMMENCE, ASIC SETTLED THE PROCEEDING AS AGAINST THE CBA. THE HEARING CONCLUDED AT THE END OF FEBRAURY 2013 AND THE JUDGE RESERVED HIS JUDGMENT.

Supporting Documentation

You must provide NFA with supporting documentation if not previously submitted. This includes but is not limited to the complaint, settlement offer and final order/judgment.

To upload supporting documentation, click the 'Add Document' button. Only .pdf, .doc, .docx, .txt, and .tif document types are allowed. In lieu of attaching supporting documentation, you may email the supporting documentation to registration@nfa.futures.org, fax it to 312-559-3411, or mail it to NFA Registration Department, 320 South Canal, Suite 2400, Chicago, Illinois 60606. If submitting documents by mail, email or fax, please include the name and NFA ID of the firm with the submission.

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Disciplinary Information - Firm Regulatory Disclosure Matter Page

NFA ID 0240934 - MACQUARIE BANK LIMITED

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Please file a separate Disclosure Matter Page (DMP) for each regulatory action. A regulatory action may be reportable under more than one regulatory disclosure question. If the same conduct/event resulted in more than one regulatory action, provide details for each action on a separate DMP.

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Disclosure Questions

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Regulatory Case Information

REGULATORY INFORMATION

❓ Regulatory/Civil Action initiated by:
   Name of Regulatory Body:

CASE INFORMATION

❓ Case Number:
❓ Case Status:
❓ Were any of the following sanctions imposed?:

Comments

Use this field to provide a summary of the circumstances surrounding the action and/or additional sanction information.

THE ASX ALLEGED THAT MBL HAD FAILED TO RETAIN A WARRANT CLIENT AGREEMENT AS REQUIRED UNDER OLD ASX BUSINESS RULE 8.14.1. IN ITS WRITTEN DETERMINATION, THE ASX NOTED THAT THE BREACH WAS APPARENTLY A ONE-OFF ISSUE AND NOT A SYSTEMATIC PROBLEM, AND THAT THERE WAS INFORMATION AVAILABLE THAT SUGGESTED THAT THE CLIENT WAS PROVIDED WITH THE APPROPRIATE DISCLOSURES ON THE RISKS OF WARRANT TRADING. FINE OF A$12,000 PAID.

Supporting Documentation

You must provide NFA with supporting documentation if not previously submitted. This includes but is not limited to the complaint, settlement offer and final order/judgment.

To upload supporting documentation, click the 'Add Document' button. Only .pdf, .doc, .docx, .txt, and .tif document types are allowed. In lieu of attaching supporting documentation, you may email the supporting documentation to registration@nfa.futures.org, fax it to 312-559-3411, or mail it to NFA Registration Department, 320 South Canal, Suite 2400, Chicago, Illinois 60606. If submitting documents by mail, email or fax, please include the name and NFA ID of the firm with the submission.

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Disciplinary Information - Firm Regulatory Disclosure Matter Page

NFA ID 0240934 - MACQUARIE BANK LIMITED

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Please file a separate Disclosure Matter Page (DMP) for each regulatory action. A regulatory action may be reportable under more than one regulatory disclosure question. If the same conduct/event resulted in more than one regulatory action, provide details for each action on a separate DMP.

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Disclosure Questions

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Regulatory Case Information

REGULATORY INFORMATION

❓ Regulatory/Civil Action initiated by:
   Name of Regulatory Body:

CASE INFORMATION

❓ Case Number:
❓ Case Status:
❓ Were any of the following sanctions imposed?:

Comments

Use this field to provide a summary of the circumstances surrounding the action and/or additional sanction information.

ASX'S DISCIPLINARY TRIBUNAL FOUND THAT MBL WAS NOT IN COMPLIANCE WITH RULES 3.1.13 AND 3.1.14 OF THE SYDNEY FUTURES EXCHANGE IN THAT IT HAD PRE-ARRANGED A TRADE AND TRADED TO THE EXCLUSION OF OTHERS IN THE SPI FUTURES OPTIONS. FINE OF A$40,000 WAS PAID BY MBL ON 17 JUNE 2011. NO OTHER SANCTIONS ORDERED.

Supporting Documentation

You must provide NFA with supporting documentation if not previously submitted. This includes but is not limited to the complaint, settlement offer and final order/judgment.

To upload supporting documentation, click the 'Add Document' button. Only .pdf, .doc, .docx, .txt, and .tif document types are allowed. In lieu of attaching supporting documentation, you may email the supporting documentation to registration@nfa.futures.org, fax it to 312-559-3411, or mail it to NFA Registration Department, 320 South Canal, Suite 2400, Chicago, Illinois 60606. If submitting documents by mail, email or fax, please include the name and NFA ID of the firm with the submission.

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Disciplinary Information - Firm Regulatory Disclosure Matter Page

NFA ID 0240934 - MACQUARIE BANK LIMITED

Please file a separate Disclosure Matter Page (DMP) for each regulatory action. A regulatory action may be reportable under more than one regulatory disclosure question. If the same conduct/event resulted in more than one regulatory action, provide details for each action on a separate DMP.

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Disclosure Questions

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Regulatory Case Information

REGULATORY INFORMATION

Regulatory/Civil Action initiated by:
Name of Regulatory Body:

CASE INFORMATION

Case Number:
Case Status:
Were any of the following sanctions imposed?:

Comments

Use this field to provide a summary of the circumstances surrounding the action and/or additional sanction information.

MACQUARIE BANK LIMITED (MBL) WAS REQUIRED UNDER KOREAN LAW TO MAKE REGULATORY FILINGS REGARDING CERTAIN HOLDINGS AND ENGAGED LOCAL COUNSEL TO ADVISE IT. RELYING ON ADVICE, MBL WAS LATE IN MAKING A FILING. UPON DISCOVERY OF THE DEFICIENCY, MBL PROMPTLY MADE THE REQUIRED FILING AFTER 15 DAYS OF THE DEADLINE. WITHOUT CONTESTING THE MATTER, MBL AGREED TO PAY A FINE IN KOREAN WON (APPROX. A$7,300) IMPOSED BY THE FTC.

Supporting Documentation

You must provide NFA with supporting documentation if not previously submitted. This includes but is not limited to the complaint, settlement offer and final order/judgment.

To upload supporting documentation, click the 'Add Document' button. Only .pdf, .doc, .docx, .txt, and .tif document types are allowed. In lieu of attaching supporting documentation, you may email the supporting documentation to registration@nfa.futures.org, fax it to 312-559-3411, or mail it to NFA Registration Department, 320 South Canal, Suite 2400, Chicago, Illinois 60606. If submitting documents by mail, email or fax, please include the name and NFA ID of the firm with the submission.

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Disciplinary Information - Firm Regulatory Disclosure Matter Page

NFA ID 0240934 - MACQUARIE BANK LIMITED

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Please file a separate Disclosure Matter Page (DMP) for each regulatory action. A regulatory action may be reportable under more than one regulatory disclosure question. If the same conduct/event resulted in more than one regulatory action, provide details for each action on a separate DMP.

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Disclosure Questions

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Regulatory Case Information

REGULATORY INFORMATION

❓ Regulatory/Civil Action initiated by:
   Name of Regulatory Body:

CASE INFORMATION

❓ Case Number:
❓ Case Status:
❓ Were any of the following sanctions imposed?:

Comments

Use this field to provide a summary of the circumstances surrounding the action and/or additional sanction information.

MBL WAS REQUIRED UNDER KOREAN LAW TO MAKE REGULATORY FILINGS REGARDING CERTAIN HOLDINGS AND ENGAGED LOCAL COUNSEL TO ADVISE IT. RELYING ON LOCAL COUNSEL'S ADVICE, MBL WAS LATE IN MAKING A FILING. UPON DISCOVERY OF THE DEFICIENCY, MBL PROMPTLY MADE THE REQUIRED FILING AFTER 15 DAYS OF THE DEADLINE. WITHOUT CONTESTING THE MATTER, MBL AGREED TO PAY A FINE IN KOREAN WON (APPROX. A$7,300) IMPOSED BY THE FTC.

Supporting Documentation

You must provide NFA with supporting documentation if not previously submitted. This includes but is not limited to the complaint, settlement offer and final order/judgment.

To upload supporting documentation, click the 'Add Document' button. Only .pdf, .doc, .docx, .txt, and .tif document types are allowed. In lieu of attaching supporting documentation, you may email the supporting documentation to registration@nfa.futures.org, fax it to 312-559-3411, or mail it to NFA Registration Department, 320 South Canal, Suite 2400, Chicago, Illinois 60606. If submitting documents by mail, email or fax, please include the name and NFA ID of the firm with the submission.

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Disciplinary Information - Firm Regulatory Disclosure Matter Page

NFA ID 0240934 - MACQUARIE BANK LIMITED

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Please file a separate Disclosure Matter Page (DMP) for each regulatory action. A regulatory action may be reportable under more than one regulatory disclosure question. If the same conduct/event resulted in more than one regulatory action, provide details for each action on a separate DMP.

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Disclosure Questions

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Regulatory Case Information

REGULATORY INFORMATION

❓ Regulatory/Civil Action initiated by:
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CASE INFORMATION

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❓ Were any of the following sanctions imposed?:

Comments

Use this field to provide a summary of the circumstances surrounding the action and/or additional sanction information.

IN 1999, THE SFE ALLEGED THAT MBL HAD BREACHED SFE REQUIREMENTS IN RELATION TO FAILING TO TAKE AN EXPRESSION OF INTEREST TO THE MARKET AND A FAILURE TO RECORD ORDER DETAIL IN RELATIONS TO A CROSS TRADE THAT OCCURRED IN NOVEMBER 1998. AS A RESULT OF ITS INVESTIGATION, THE SFE IMPOSED A FINE OF A$5,000 AND MBL REVIEWED ITS INTERNAL PRACTICES IN THE RELEVANT AREA.

Supporting Documentation

You must provide NFA with supporting documentation if not previously submitted. This includes but is not limited to the complaint, settlement offer and final order/judgment.

To upload supporting documentation, click the 'Add Document' button. Only .pdf, .doc, .docx, .txt, and .tif document types are allowed. In lieu of attaching supporting documentation, you may email the supporting documentation to registration@nfa.futures.org, fax it to 312-559-3411, or mail it to NFA Registration Department, 320 South Canal, Suite 2400, Chicago, Illinois 60606. If submitting documents by mail, email or fax, please include the name and NFA ID of the firm with the submission.

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NFA ID 0240934 - MACQUARIE BANK LIMITED

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Please file a separate Disclosure Matter Page (DMP) for each regulatory action. A regulatory action may be reportable under more than one regulatory disclosure question. If the same conduct/event resulted in more than one regulatory action, provide details for each action on a separate DMP.

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Disclosure Questions

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Regulatory Case Information

REGULATORY INFORMATION

❓ Regulatory/Civil Action initiated by:
  Name of Regulatory Body:

CASE INFORMATION

❓ Case Number:
❓ Case Status:
❓ Were any of the following sanctions imposed?:

Comments

Use this field to provide a summary of the circumstances surrounding the action and/or additional sanction information.

AT THE TIME OF THE ALLEGED INFRACTION, MBL WAS IN DISCUSSIONS WITH THE SFE OVER THE OPERATION OF RELEVANT RULES. DURING THESE DISCUSSIONS, MBL WAS OPERATING UNDER THE MISUNDERSTANDING THAT ITS PROCEDURES WERE ACCEPTABLE NOTWITHSTANDING THEIR TECHNICAL NON-COMPLIANCE. THE SFE ORIGINALLY SOUGHT A HIGHER FINE BUT AGREED ON APPEAL TO REDUCE THE FINE TO A$5,000 BASED IN PART ON THE MISUNDERSTANDING BY MBL BEING RECOGNIZED BY THE SFE.

Supporting Documentation

You must provide NFA with supporting documentation if not previously submitted. This includes but is not limited to the complaint, settlement offer and final order/judgment.

To upload supporting documentation, click the 'Add Document' button. Only .pdf, .doc, .docx, .txt, and .tif document types are allowed. In lieu of attaching supporting documentation, you may email the supporting documentation to registration@nfa.futures.org, fax it to 312-559-3411, or mail it to NFA Registration Department, 320 South Canal, Suite 2400, Chicago, Illinois 60606. If submitting documents by mail, email or fax, please include the name and NFA ID of the firm with the submission.

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Disciplinary Information - Firm Regulatory Disclosure Matter Page

NFA ID 0240934 - MACQUARIE BANK LIMITED

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Please file a separate Disclosure Matter Page (DMP) for each regulatory action. A regulatory action may be reportable under more than one regulatory disclosure question. If the same conduct/event resulted in more than one regulatory action, provide details for each action on a separate DMP.

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Disclosure Questions

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Regulatory Case Information

REGULATORY INFORMATION

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   Name of Regulatory Body:

CASE INFORMATION

❓ Case Number:
❓ Case Status:
❓ Were any of the following sanctions imposed?:

Comments

Use this field to provide a summary of the circumstances surrounding the action and/or additional sanction information.

IN 2001, THE SFE ALLEGED THAT MBL HAD BREACHED SFE REQUIREMENTS IN RELATION TO PRIORITIZING MULTIPLE CLIENTS AND EXCEPTIONS IN REGULATORY REPORTING. AS A RESULT OF ITS INVESTIGATION, THE SFE IMPOSED A FINE OF A$5,000 AND MBL REVIEWED ITS INTERNAL PRACTICES IN THE RELEVANT AREA.

Supporting Documentation

You must provide NFA with supporting documentation if not previously submitted. This includes but is not limited to the complaint, settlement offer and final order/judgment.

To upload supporting documentation, click the 'Add Document' button. Only .pdf, .doc, .docx, .txt, and .tif document types are allowed. In lieu of attaching supporting documentation, you may email the supporting documentation to registration@nfa.futures.org, fax it to 312-559-3411, or mail it to NFA Registration Department, 320 South Canal, Suite 2400, Chicago, Illinois 60606. If submitting documents by mail, email or fax, please include the name and NFA ID of the firm with the submission.

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Disciplinary Information - Firm Regulatory Disclosure Matter Page

NFA ID 0240934 - MACQUARIE BANK LIMITED

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Please file a separate Disclosure Matter Page (DMP) for each regulatory action. A regulatory action may be reportable under more than one regulatory disclosure question. If the same conduct/event resulted in more than one regulatory action, provide details for each action on a separate DMP.

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Disclosure Questions

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Regulatory Case Information

REGULATORY INFORMATION

❓ Regulatory/Civil Action initiated by:
   Name of Regulatory Body:

CASE INFORMATION

❓ Case Number:
❓ Case Status:
❓ Were any of the following sanctions imposed?:

Comments

Use this field to provide a summary of the circumstances surrounding the action and/or additional sanction information.

IN 2002, THE SFE ALLEGED THAT MBL HAD BREACHED SFE RULES IN RELATION TO DISCLOSURE, REGISTRATION, FAILURE TO TAKE AN EXPRESSION OF INTEREST TO THE MARKET, AND FAILURE TO ENTER A CLIENT IDENTIFIER. AS A RESULT OF ITS INVESTIGATIONS, THE SFE IMPOSED A FINE OF A$5,000 AND MBL REVIEWED ITS INTERNAL PRACTICES IN THE RELEVANT AREA.

Supporting Documentation

You must provide NFA with supporting documentation if not previously submitted. This includes but is not limited to the complaint, settlement offer and final order/judgment.

To upload supporting documentation, click the 'Add Document' button. Only .pdf, .doc, .docx, .txt, and .tif document types are allowed. In lieu of attaching supporting documentation, you may email the supporting documentation to registration@nfa.futures.org, fax it to 312-559-3411, or mail it to NFA Registration Department, 320 South Canal, Suite 2400, Chicago, Illinois 60606. If submitting documents by mail, email or fax, please include the name and NFA ID of the firm with the submission.

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Disciplinary Information - Firm Regulatory Disclosure Matter Page

NFA ID 0240934 - MACQUARIE BANK LIMITED

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Please file a separate Disclosure Matter Page (DMP) for each regulatory action. A regulatory action may be reportable under more than one regulatory disclosure question. If the same conduct/event resulted in more than one regulatory action, provide details for each action on a separate DMP.

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Disclosure Questions

Completing this section does not update answer(s) to the Regulatory Disclosure question(s). To update the Regulatory Disclosure questions, click the appropriate link on the Update/Withdraw Registration Information Menu.

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Regulatory Case Information

REGULATORY INFORMATION

❓ Regulatory/Civil Action initiated by:
   Name of Regulatory Body:

CASE INFORMATION

❓ Case Number:
❓ Case Status:
❓ Were any of the following sanctions imposed?:

Comments

Use this field to provide a summary of the circumstances surrounding the action and/or additional sanction information.

THE SFE ALLEGED THAT MBL HAD WITHHELD AN ORDER IN RELATION TO A CROSS TRADE, IMPROPERLY DISCLOSED THAT ORDER, DID NOT EXECUTE OR TRANSMIT THE ORDER IN SEQUENCE OF RECEIPT, AND DID NOT FULLY COMPLY WITH A TRADING PROCEDURE. AS A RESULT OF ITS INVESTIGATIONS, THE SFE IMPOSED A FINE OF A$5,000 AND MBL REVIEWED ITS INTERNAL PRACTICES IN THE RELEVANT AREA.

Supporting Documentation

You must provide NFA with supporting documentation if not previously submitted. This includes but is not limited to the complaint, settlement offer and final order/judgment.

To upload supporting documentation, click the 'Add Document' button. Only .pdf, .doc, .docx, .txt, and .tif document types are allowed. In lieu of attaching supporting documentation, you may email the supporting documentation to registration@nfa.futures.org, fax it to 312-559-3411, or mail it to NFA Registration Department, 320 South Canal, Suite 2400, Chicago, Illinois 60606. If submitting documents by mail, email or fax, please include the name and NFA ID of the firm with the submission.

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Disciplinary Information - Firm Regulatory Disclosure Matter Page

NFA ID 0240934 - MACQUARIE BANK LIMITED

Please file a separate Disclosure Matter Page (DMP) for each regulatory action. A regulatory action may be reportable under more than one regulatory disclosure question. If the same conduct/event resulted in more than one regulatory action, provide details for each action on a separate DMP.

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Disclosure Questions

Completing this section does not update answer(s) to the Regulatory Disclosure question(s). To update the Regulatory Disclosure questions, click the appropriate link on the Update/Withdraw Registration Information Menu.

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Regulatory Case Information

REGULATORY INFORMATION

❓ Regulatory/Civil Action initiated by:
   Name of Regulatory Body:

CASE INFORMATION

❓ Case Number:
❓ Case Status:
❓ Were any of the following sanctions imposed?:

Comments

Use this field to provide a summary of the circumstances surrounding the action and/or additional sanction information.

THE SFE ALLEGED THAT MBL HAD BREACHED SFE REQUIREMENTS IN RELATION TO FAILING TO DEAL IN A PROPER MANNER AND RECORD TELEPHONE CALLS. AS A RESULT OF ITS INVESTIGATION, THE SFE IMPOSED A FINE OF A$3,500 AND MBL REVIEWED ITS INTERNAL PRACTICES IN THE RELEVANT AREA.

Supporting Documentation

You must provide NFA with supporting documentation if not previously submitted. This includes but is not limited to the complaint, settlement offer and final order/judgment.

To upload supporting documentation, click the 'Add Document' button. Only .pdf, .doc, .docx, .txt, and .tif document types are allowed. In lieu of attaching supporting documentation, you may email the supporting documentation to registration@nfa.futures.org, fax it to 312-559-3411, or mail it to NFA Registration Department, 320 South Canal, Suite 2400, Chicago, Illinois 60606. If submitting documents by mail, email or fax, please include the name and NFA ID of the firm with the submission.

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Disciplinary Information - Firm Regulatory Disclosure Matter Page

NFA ID 0240934 - MACQUARIE BANK LIMITED

Please file a separate Disclosure Matter Page (DMP) for each regulatory action. A regulatory action may be reportable under more than one regulatory disclosure question. If the same conduct/event resulted in more than one regulatory action, provide details for each action on a separate DMP.

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Disclosure Questions

Completing this section does not update answer(s) to the Regulatory Disclosure question(s). To update the Regulatory Disclosure questions, click the appropriate link on the Update/Withdraw Registration Information Menu.

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Regulatory Case Information

REGULATORY INFORMATION

Regulatory/Civil Action initiated by:
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CASE INFORMATION

Case Number:
Case Status:
Were any of the following sanctions imposed?:

Comments

Use this field to provide a summary of the circumstances surrounding the action and/or additional sanction information.

DURING A ROUTINE REVIEW, THE SFE FOUND CERTAIN DISCREPANCIES IN EXCHANGE FOR PHYSICAL (EFP) TRANSACTIONS EFFECTED BY MBL. AS A RESULT OF ITS INVESTIGATIONS, THE SFE IMPOSED A FINE OF A$20,000 AND MBL REVIEWED ITS INTERNAL PRACTICES IN THE RELEVANT AREA.

Supporting Documentation

You must provide NFA with supporting documentation if not previously submitted. This includes but is not limited to the complaint, settlement offer and final order/judgment.

To upload supporting documentation, click the 'Add Document' button. Only .pdf, .doc, .docx, .txt, and .tif document types are allowed. In lieu of attaching supporting documentation, you may email the supporting documentation to registration@nfa.futures.org, fax it to 312-559-3411, or mail it to NFA Registration Department, 320 South Canal, Suite 2400, Chicago, Illinois 60606. If submitting documents by mail, email or fax, please include the name and NFA ID of the firm with the submission.

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Disciplinary Information - Firm Regulatory Disclosure Matter Page

NFA ID 0240934 - MACQUARIE BANK LIMITED

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Please file a separate Disclosure Matter Page (DMP) for each regulatory action. A regulatory action may be reportable under more than one regulatory disclosure question. If the same conduct/event resulted in more than one regulatory action, provide details for each action on a separate DMP.

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Disclosure Questions

Completing this section does not update answer(s) to the Regulatory Disclosure question(s). To update the Regulatory Disclosure questions, click the appropriate link on the Update/Withdraw Registration Information Menu.

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Regulatory Case Information

REGULATORY INFORMATION

❓ Regulatory/Civil Action initiated by:
   Name of Regulatory Body:

CASE INFORMATION

❓ Case Number:
❓ Case Status:
❓ Were any of the following sanctions imposed?:

Comments

Use this field to provide a summary of the circumstances surrounding the action and/or additional sanction information.

THE MARKET PRACTICES COMMITTEE OF SFE NOTED THAT THE ADVISORY AFFILIATE WAS FOUND TO HAVE BEEN IN BREACHES OF ASX OPERATING RULES 3.1.1 AND 3.1.10 AND IMPOSED A FINE OF AUSTRALIAN $5,000. IT ALSO FOUND THAT MBL HAD BREACHED ASX OPERATING RULE 3.1.13, BUT THAT THE BREACH WAS INADVERTENT AND THEREFORE THAT NO FURTHER ACTION WAS WARRANTED. FINE OF A$5,000 PAID.

Supporting Documentation

You must provide NFA with supporting documentation if not previously submitted. This includes but is not limited to the complaint, settlement offer and final order/judgment.

To upload supporting documentation, click the 'Add Document' button. Only .pdf, .doc, .docx, .txt, and .tif document types are allowed. In lieu of attaching supporting documentation, you may email the supporting documentation to registration@nfa.futures.org, fax it to 312-559-3411, or mail it to NFA Registration Department, 320 South Canal, Suite 2400, Chicago, Illinois 60606. If submitting documents by mail, email or fax, please include the name and NFA ID of the firm with the submission.

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Disciplinary Information - Firm Regulatory Disclosure Matter Page

NFA ID 0240934 - MACQUARIE BANK LIMITED

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Please file a separate Disclosure Matter Page (DMP) for each regulatory action. A regulatory action may be reportable under more than one regulatory disclosure question. If the same conduct/event resulted in more than one regulatory action, provide details for each action on a separate DMP.

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Disclosure Questions

Completing this section does not update answer(s) to the Regulatory Disclosure question(s). To update the Regulatory Disclosure questions, click the appropriate link on the Update/Withdraw Registration Information Menu.

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Regulatory Case Information

REGULATORY INFORMATION

❓ Regulatory/Civil Action initiated by:
Name of Regulatory Body:

CASE INFORMATION

❓ Case Number:
❓ Case Status:
❓ Were any of the following sanctions imposed?:

Comments

Use this field to provide a summary of the circumstances surrounding the action and/or additional sanction information.

THE SFE ALLEGED THAT MBL HAD FAILED TO COMPLY WITH OPERATING RULE 3.1.20(A) RELATING TO POST-ALLOCATION PROHIBITIONS. IN ITS DETERMINATION, THE SFE NOTED THAT MBL HAD SELF-REPORTED THE MATTER TO THE REGULATOR. FINE OF A$30,000 PAID.

Supporting Documentation

You must provide NFA with supporting documentation if not previously submitted. This includes but is not limited to the complaint, settlement offer and final order/judgment.

To upload supporting documentation, click the 'Add Document' button. Only .pdf, .doc, .docx, .txt, and .tif document types are allowed. In lieu of attaching supporting documentation, you may email the supporting documentation to registration@nfa.futures.org, fax it to 312-559-3411, or mail it to NFA Registration Department, 320 South Canal, Suite 2400, Chicago, Illinois 60606. If submitting documents by mail, email or fax, please include the name and NFA ID of the firm with the submission.

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Disciplinary Information - Firm Regulatory Disclosure Matter Page

NFA ID 0240934 - MACQUARIE BANK LIMITED

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Please file a separate Disclosure Matter Page (DMP) for each regulatory action. A regulatory action may be reportable under more than one regulatory disclosure question. If the same conduct/event resulted in more than one regulatory action, provide details for each action on a separate DMP.

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Disclosure Questions

Completing this section does not update answer(s) to the Regulatory Disclosure question(s). To update the Regulatory Disclosure questions, click the appropriate link on the Update/Withdraw Registration Information Menu.

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Regulatory Case Information

REGULATORY INFORMATION

❓ Regulatory/Civil Action initiated by:
   Name of Regulatory Body:

CASE INFORMATION

❓ Case Number:
❓ Case Status:
❓ Were any of the following sanctions imposed?:

Comments

Use this field to provide a summary of the circumstances surrounding the action and/or additional sanction information.

SFE ALLEGED THAT MBL HAD BREACHED THE SFE OPERATING RULE 3.1.20 IN THAT MBL'S REPRESENTATIVE RECEIVED ORDERS FROM HIS CLIENT THAT WERE VALID FOR THE NIGHT SESSION ONLY AND SHOULD HAVE BEEN CANCELLED AT THE END OF THE DAY. IT APPEARED HOWEVER, THAT THE ORDERS WERE NOT CANCELLED AND WERE SUBSEQUENTLY EXECUTED ON THE OPEN OF THE FOLLOWING SESSION. THE COMMITTEE NOTED THAT THE PARTICIPANT'S REPRESENTATIVE OFFERED THE TRADES TO HIS CLIENT, THAT WERE NOT PURSUANT TO CLIENT INSTRUCTIONS (CAUSING A BREACH OF RULE 3.1.20) AND THAT THE CLIENT DECLINED TO TAKE THEM. IN ITS DETERMINATION, THE SFE NOTED THAT MBL HAS SELF-REPORTED THE MATTER TO THE REGULATOR. FINE OF $A4,000 PAID.

Supporting Documentation

You must provide NFA with supporting documentation if not previously submitted. This includes but is not limited to the complaint, settlement offer and final order/judgment.

To upload supporting documentation, click the 'Add Document' button. Only .pdf, .doc, .docx, .txt, and .tif document types are allowed. In lieu of attaching supporting documentation, you may email the supporting documentation to registration@nfa.futures.org, fax it to 312-559-3411, or mail it to NFA Registration Department, 320 South Canal, Suite 2400, Chicago, Illinois 60606. If submitting documents by mail, email or fax, please include the name and NFA ID of the firm with the submission.

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Disciplinary Information - Financial Disclosure Matter Summary



NFA ID 0240934 🔍 MACQUARIE BANK LIMITED

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